# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MERIDIAN3 INDUSTRIALS ACQUISITION CORP, CIK 0002136530
CUSIP: G6029D108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1330 Avenue of the Americas, Suite 23A, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002143133

## Reporting persons
- Meridian3 Partners Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (18.5% of the class)
- Meridian3 Capital SPC - Meridian3 Industrials Acquisition SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,243,750; sole dispositive power 0; shared dispositive power 3,243,750; aggregate amount beneficially owned 3,243,750 (23.1% of the class)
- F. Jeremey Mistry: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 25,000; shared voting power 3,243,750; sole dispositive power 25,000; shared dispositive power 3,243,750; aggregate amount beneficially owned 3,268,750 (23.3% of the class)
- David Bulley: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 25,000; shared voting power 3,243,750; sole dispositive power 25,000; shared dispositive power 3,243,750; aggregate amount beneficially owned 3,268,750 (23.3% of the class)

## Item 1. Issuer
Name of issuer: MERIDIAN3 INDUSTRIALS ACQUISITION CORP
Address of issuer's principal executive offices: 1330 Avenue of the Americas, Suite 23A, New York, NY 10019

## Item 2. Person Filing
Name of person filing: Meridian3 Partners Sponsor LLC
Address of principal business office or, if none, residence: 1330 Avenue of the Americas, Suite 23A, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Meridian3 Partners Sponsor LLC ("Sponsor") is the record holder of 2,450,000 Class B ordinary shares of the Issuer, and Meridian3 Capital SPC - Meridian3 Industrials Acquisition SP ("Meridian3 Capital"), the sole managing member of Sponsor, is the record holder of 793,750 Class B ordinary shares of the Issuer. F. Jeremey Mistry and David Bulley jointly control Meridian3 Capital and Sponsor and may, therefore, be deemed to beneficially own the securities held by each of the foregoing entities. In addition, Messrs. Mistry and Bulley each own 25,000 Class B ordinary shares individually. The Class B ordinary shares are automatically convertible into the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the respective holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities" in the Issuer's prospectus filed pursuant to Rule 424(b)(4) (File No. 333-296506).

Items 5, 6, 7, 8 and 9 of each of the cover pages hereto do not include the Class A ordinary shares that may be issued upon the exercise of the private placement warrants held by the Sponsor and Meridian3 Capital, which are not exercisable within 60 days hereof.
Percent of class:
See Item 11 of each of the cover pages hereto.

The percentages reported herein are based on 10,788,371 Class A ordinary shares outstanding as of September 30, 2026, plus, with respect to each reporting person, the Class A ordinary shares issuable upon the conversion of the Class B ordinary shares beneficially owned by such reporting person, which have been added to the Class A ordinary shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- Meridian3 Partners Sponsor LLC: /s/ David Bulley, David Bulley / Manager (11/04/2026)
- Meridian3 Capital SPC - Meridian3 Industrials Acquisition SP: /s/ David Bulley, David Bulley / Director (11/04/2026)
- F. Jeremey Mistry: /s/ F. Jeremey Mistry, F. Jeremey Mistry (11/04/2026)
- David Bulley: /s/ David Bulley, David Bulley (11/04/2026)